Filed Pursuant to Rule 433

Dated May 17, 2022

Registration Statement Nos. 333-263539, 333-263539-01, 333-263539-02

Relating to Preliminary Prospectus Supplement dated May 17, 2022 and Prospectus dated March 14, 2022

CNH INDUSTRIAL CAPITAL LLC

$500,000,000 3.950% NOTES DUE 2025

Issuer:	CNH Industrial Capital LLC
Guarantors:	CNH Industrial Capital America LLC and New Holland Credit Company, LLC
Expected Ratings (Moody’s / S&P / Fitch):*	Baa2 / BBB / BBB+
Form:	SEC Registered
Principal Amount:	$500,000,000
Trade Date:	May 17, 2022
Settlement Date:	May 23, 2022 (T+4)
Maturity Date:	May 23, 2025
Interest Payment Dates:	May 23 and November 23, commencing November 23, 2022
Coupon:	3.950% per annum
Price to Public:	99.469% of the principal amount, plus accrued interest from May 23, 2022 if settlement occurs after that date
Net Proceeds to Issuer Before Expenses:	$495,345,000
Benchmark Treasury:	UST 2.750% due May 15, 2025
Spread to Benchmark Treasury:	+125 basis points
Benchmark Treasury Price and Yield:	99-19 1/4; 2.890%
Yield to Maturity:	4.140%
Optional Redemption:	Make-whole premium based on U.S. Treasury +0.20% (20 basis points)
Change of Control:	101%
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	12592B AN4 / US12592BAN47
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

SG Americas Securities, LLC

BBVA Securities Inc.

Intesa Sanpaolo S.p.A.

Natixis Securities Americas LLC

UniCredit Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting: Citigroup Global Markets Inc.’s toll-free number at 1-800-831-9146; Deutsche Bank Securities Inc.’s toll-free number at 1-800-503-4611; Goldman Sachs & Co. LLC’s toll-free number at 1-866-471-2526; or SG Americas Securities, LLC’s toll-free number at 1-855-881-2108.